SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT'S PROPOSAL AND

MANUAL FOR PARTICIPATION IN GENERAL MEETINGS

208th Extraordinary General Meeting

August 10, 2023

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	3
II.	Guidance for Participation in the General Meetings	4

Participation via Ballot Paper	4
Participation via Digital Platform	5
Holders of ADRs	7
Convening of the Extraordinary General Meeting	7
Voting Rights	7
Approval of the Matters on the Agenda	7
Final guidelines	8
III.	Call Notice	9
IV.	Management's Proposal	11

Annexes

Annex I - Items 7.3 to 7.6 of CVM’s Reference Form

Annex II - Summary of the Nomination and Evaluation Committee resolutions on the nomination of the employees to the Board of Directors

Annex III - Summary of the Nomination and Evaluation Committee resolutions on the nominations to the Supervisory Board

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I.	Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in General Shareholders’ Meetings of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency, equity, accountability and corporate responsibility.

The Manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the corporate agenda of the Company. This Manual seeks to encourage and enable the participation of shareholders in the General Meetings.

The matters to be presented for resolution of shareholders are described in the Call Notice and in the Management’s Proposal for the EGM as well as the types of shares granting the right to vote on each item of the agenda.

Copel’s 208th Extraordinary General Meeting was called for August 10, 2023, at 2:30 p.m., and will be held exclusively digitally, with the participation of its shareholders virtually, through a digital platform.

It is also important to mention that the Meeting will be attended by, among others, the Chief Executive Officer and the Chief Governance, Risk and Compliance Officer, who will be able to provide additional clarifications, if necessary, on the subjects on the agenda.

Your participation is very important, considering that issues relevant to the Company and its shareholders will be dealt with in the 208th Extraordinary General Meeting.

Yours sincerely,

Marcel Martins Malczewski

Chairman of the Board of Directors

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II.	Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting: (a) via Ballot Paper, made available to shareholders on the following websites: the Company’s (http://ri.copel.com), B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and Brazilian Securities and Exchange Commission (CVM); or (b) via Digital Platform, which may be accessed personally or by a duly appointed proxy, pursuant to CVM Resolution no. 81/2022, as described below.

Participation via Ballot Paper

In order to facilitate and encourage the participation of its shareholders, the Company will adopt the remote voting system under the terms of CVM Resolution no. 81/2022, allowing its Shareholders to send distance voting ballots through their respective custody agents, by the Bookkeeping Agent or directly to the Company, in accordance with the following guidelines:

Distance voting ballots have been made available on the Company's website (https://ri.copel.com/) and on the CVM's (http://gov.br/cvm) and B3's (http://www.b3.com.br/pt_br/) websites, in printable and manually fillable versions.

Shareholders who choose to exercise their right to vote at a distance may (i) fill out and send the voting form directly to the Company, or (ii) transmit the filling out instructions to qualified service providers, according to the guidelines below:

•	Exercise of voting rights through service providers - Remote voting system - Shareholders who choose to exercise their right to vote at a distance through service providers should transmit their voting instructions to their respective custody agents or through the bookkeeping agent (Banco Bradesco S.A.), in accordance with the rules determined by the latter, which, in turn, will forward such votes to the Central Depository of B3. To this end, shareholders should contact their custody agents or the bookkeeping agent (Banco Bradesco S.A.) and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so.
•	Shareholder sending the ballot directly to the Company - The shareholder who chooses to exercise his/her voting right at a distance directly to the Company should, preferably, send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: acionistas@copel.com. Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to Copel's head office at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Department, at its Shareholders and Custody Department.

For the voting form to be considered valid, it is essential that (i) its fields are duly filled out; (ii) all of its pages are initialed; and (iii) at the end, the shareholder or his/her legal representative, as the case may be and according to the terms of the legislation in effect, has signed the form, and that it is accompanied by a certified copy of the following documents: (a) for individuals: - identity document with photo of the shareholder; (b) for legal entities: - last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and - identity document with a photo of the legal representative; (c) for investment funds: - last consolidated regulation of the fund; - bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund and corporate documents that prove the powers of representation; and - identity document with a photo of the legal representative.

The documents must be received by the Company, in full order, within seven (7) days prior to the date of the General Meeting, that is, by August 03, 2023 (including), pursuant to article 27 of CVM Resolution no. 81/2022. Ballots received by the Company after this date will not be considered.

Within 3 (three) days from the date of receipt, Copel will inform the shareholder if the documents sent are sufficient for the vote to be valid or of the need for rectification, under the terms of CVM Resolution no. 81/2022.

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In addition, the Company informs that: (i) in case of receipt of divergent ballot papers for a same CPF or CNPJ number, received directly by the Company and by the bookkeeping agent, the ballot sent by the bookkeeping agent will prevail, pursuant CVM Resolution no. 81/2022; (ii) when the Custodian Agent receives divergent voting instructions for a same CPF or CNPJ, both will be disregarded, pursuant to CVM Resolution no. 81/2022; (iii) once the period for receiving remote voting has expired, the shareholder will not be able to change the voting instructions, except at the General Meeting itself; (iv) in the event of adjournment of the meeting, the voting instructions will be considered normally, as well as in its holding on second call, provided that the adjournment is less than 30 days from the initially scheduled date, pursuant to CVM Resolution no. 81/2022.

Participation via Digital Platform

The Extraordinary General Meeting shall be held exclusively in digital mode, with the shareholders taking part virtually.

For participation via Digital Platform, up to 2 days prior to the event, that is, August 08, 2023, the shareholder must access the link that will be sent via email to the shareholders, fill in all the registration data and attach all the necessary documents to enable his participation and/or vote at the Assembly.

•      Individual Shareholder:

(a) valid identification with photo of the shareholder or proxy;

(b) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions;

(c) instrument granting powers to a third party, in case the shareholder participates represented by proxy; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

•      Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative;

(b) documents that prove representation, including a copy of the power of attorney, of the professional qualification documents and/or of the minutes of the election of the administrator that grants the power of attorney or attends the Extraordinary General Meetings; and in the case of an investment fund, copies of (i) bylaws/regulations in force of the fund and its manager or administered, as the case may be, observing the fund's voting policy, (ii) documents of professional qualification of the fund's representative; and (iii) corporate documents that prove the powers of representation of the one participating in the Meetings or granting a proxy;

(c) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

For participation through a proxy, the granting of representation powers must have taken place less than one (1) year before, pursuant to art. 126, § 1 of Law 6,404/1976.

Additionally, in compliance with the provisions of art. 654, §§1 and §2 of the Civil Code, the power of attorney must contain an indication of the place where it was issued, the full qualification of the grantor and the grantee, the date and the purpose of the grant, with the designation and extension of the powers granted, and the signature of the grantor.

The Company's natural person shareholders can only be represented at the Meeting by an attorney-in-fact who is a shareholder, a Company manager, a lawyer or a financial institution, as provided for in article 126, paragraph 1 of Law 6404/1976. The legal entities that are shareholders of the Company may be represented by an attorney-in-fact appointed in accordance with their articles of association or bylaws and according to the rules of the Civil Code, without the need for such person to be a Company manager, shareholder or attorney-in-fact (Proc. CVM Instruction no. 586/2017; j. 4.11.2014).

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The Company will analyze the information and documents received and will approve the registration. The shareholder will receive an email at the registered address indicating the approval or rejection of the registration, and, in the latter case, if applicable, guidelines for the regularization of the registration. In the case of proxy/representative, he will receive an individual e-mail regarding the qualification status of each registered shareholder, and should provide, if necessary, document complementation.

The proxy that may represent more than one shareholder will only be able to vote at the meeting for the shareholders whose qualification has been confirmed by the Company.

It should be noted that the registration confirmation e-mail, as well as the reminder for the Meeting, will be sent exclusively to the e-mail address informed in the participation registration.

If the shareholder (or his/her proxy, as the case may be) has not received the confirmation of his/her registration, he/she should contact the Company, through the e-mail acionistas@copel.com or by telephone 0800 41 2772 within 2 (two) hours before the start time of the Meeting, so that the guidelines can be forwarded to him/her.

In the event of the need for documentary supplementation and/or additional clarifications regarding the documents sent for the purposes of registration of participation, the Company will contact the shareholder (or their respective proxy, as the case may be) to request such documentary supplementation and/or additional clarifications in a timely manner that allows the confirmation of the registration within the period referred to above.

Under the terms of article 6, §3 of CVM Resolution no. 81, the access to the Digital Platform will not be admitted by shareholders (directly or via proxies) who do not register through the above link and/or fail to attach the necessary participation documents within the term provided herein.

Availability of information and guidelines for access to the Digital Platform:

After the qualification is confirmed by the Company as to the verification of the regularity of the representation documents sent in the terms above, an e-mail will be forwarded to each shareholder (or their respective proxy, as the case may be) that has made the regular registration of participation, containing the information and guidelines for access to the Digital Platform.

The Company also emphasizes that the information and guidelines for access to the Digital Platform, including, but not limited to, the access password, are unique and non-transferable, and the shareholder (or his/her respective proxy, as the case may be) takes full responsibility for the possession and confidentiality of the information and guidelines transmitted to him/her by the Company under the terms of this Manual.

Thus, shareholders commit to: (i) use the logins and passwords registered solely and exclusively for the remote monitoring and/or voting on the Meeting, (ii) not transfer or disclose, in whole or in part, the logins and passwords registered to any third party, shareholder or not, being the invitation non-transferable, and (iii) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meeting.

To access the Digital Platform, the following are required: (i) computer or smartphones with camera and audio that can be enabled and (ii) internet access connection of at least 100 mb. Access by videoconference should preferably be made through the Google Chrome or Edge browsers, noting that Mozilla Firefox or Safari browsers are not compatible with the Digital Platform. In addition, it is also recommended that the shareholder disconnect any VPN or platform that may be using his camera before accessing the Digital Platform.

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Although the platform is compatible with all operating systems, and can also be accessed via smartphone, it is recommended that the shareholder use a computer, to have a better view of the event, giving preference to a Wi-Fi network for a more stable connection. We emphasize the need to use the Chrome or Edge browsers (Mozilla Firefox, Safari and others cannot be used).

The Company informs that there will be a full recording of the Meeting, as required by item II, Paragraph 1, Article 28, and that the duly registered shareholder who participates in the Meeting by digital means will be considered present, being able to exercise his respective voting rights, and sign the respective minutes, pursuant Resolution no. 81/2022.

The Company is not responsible for any operational or connection problems that the shareholder may face, as well as for any other issues beyond the Company's control that may make it difficult or impossible for the shareholder to participate in the General Meetings by digital means.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Convening of the Extraordinary General Meeting

Under the terms of article 125 of the Corporation Law, for the Extraordinary General Meeting to be convened, on first call, it will be necessary for shareholders and/or their legal representatives holding an interest corresponding to at least one-fourth (1/4) of the Company's voting capital to be in a position to attend.

If the aforementioned percentage is not reached, a new call will be made at least eight (8) days in advance, after which the Extraordinary General Meeting will be held if any number of shareholders is present.

Voting Rights

Only holders of common shares will be entitled to vote on the items on the agenda of the Extraordinary General Meeting, except in the event of a separate election request by holders of preferred shares.

Approval of the Matters on the Agenda

Pursuant to article 129 of the Brazilian Corporate Law, the resolutions of the General Shareholders' Meetings, subject to the exceptions provided for by law, shall be taken by absolute majority of votes, disregarding abstentions.

Since the matters to be considered at the Meeting are not subject to approval by a qualified quorum, approval of the matters on the Meeting's agenda will depend on the vote of an absolute majority of the shares present at the Meeting, disregarding abstentions

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Final Guidelines

Should there be any doubt concerning the General Meeting procedures and deadlines, please contact the Division of Shareholders and Regulatory Obligations of the Capital Market the telephone number (+55) 0800 41 2772 or through the e-mail address acionistas@copel.com.

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III.	Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held exclusively in digital mode, pursuant to CVM Resolution no. 81/2022, on August 10, 2023, at 2:30 p.m., to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1. Election of the members of the Board of Directors to complete the 2023-2025 term of office;

2. Resolution on the compliance of the elected members of the Board of Directors with the independence criteria established in CVM Resolution no. 80, of March 29, 2022; and

3. Election of the members of the Supervisory Board to complete the 2023-2025 term of office.

Documents referring to the matters to be discussed at the General Meeting, including the Management’s Proposal and the Manual for Participation in General Shareholders’ Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com).

The General Meeting shall be carried out exclusively in digital mode, so the Company’s shareholder may take part:

(a) through a ballot paper for the exercise of his/her voting right at a distance, whose template is available to shareholders on the following websites: the Company’s (http://ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Commission (CVM); or

(b) via digital platform (Ten Meetings), which shall be accessed personally or by a dully appointed proxy, according to CVM Resolution no. 81/2022.

We inform you that the shareholder may participate in the Meeting having or not sent the Ballot Paper, but if he/she chooses to vote at the Meeting, any voting instructions previously sent by means of the Ballot by the shareholder will be disregarded, and the vote cast at the Meeting will prevail.

Distance voting ballots may be sent, pursuant to CVM Resolution no. 81/2022, through the Shareholders' custody agents, to the Bookkeeping Agent for the shares issued by the Company, or directly to the Company, in accordance with the guidelines in the Manual for Participation in Shareholders' Meetings.

We note that, pursuant to article 3 of CVM Resolution no. 70/2022 and article 141, paragraph 1, of Law no. 6,404/1976, the minimum percentage of interest in the voting capital of the Company, necessary to request the adoption of multiple voting for the election of a member of the Board of Directors, is 5% (five percent) and its request must be made by the shareholders within 48 (forty-eight) hours before the Meeting.

The proof of share ownership must be made in accordance with Federal Law no. 6404/1976 - Corporation Law and Copel's Bylaws, as applicable.

To participate in the Meetings via Digital Platform, up to 2 days before the Assembly is held, that is, until August 8, 2023, the shareholder must access the link that will be emailed to the shareholders, fill in all the registration data and attach all the documents necessary for their qualification to participate and/or vote in the Meetings:

- Individual Shareholder:

(a) valid identification with photo of the shareholder;

(b) proof of ownership of shares issued by Copel, issued by the depositary financial institution or custodian; and

(c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

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- Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative;

(b) documents proving representation, including appointment by proxy and copies of professional qualification documents and minutes of the directors' election; and, in the case of an investment fund, copies of (i) bylaws/regulations of the fund in effect, (ii) professional qualification documents of its director, administrator or legal representative, as the case may be; and (iii) the minutes of the election of such persons;

(c) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

The instructions for accessing the Digital Platform and/or sending the Distance Voting Ballots, pursuant to CVM Resolution no. 81/2022, can be found in the Management’s Proposal and Manual for Participation in Shareholders' Meetings. We inform you that under the terms of the legislation in force, the Meeting will be recorded.

Despite the possibility of participating via Digital Platform, Copel recommends shareholders to adopt the Distance Voting Ballots.

Curitiba, July 10, 2023

Marcel Martins Malczewski

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporate Law, in the newspaper Valor Econômico as from July 11, 2023, being also available on the Company’s website (ir.copel.com).

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IV.	Management’s Proposal

In order to facilitate the understanding and the attendance of the Shareholders to the Extraordinary Shareholders' Meeting called herein, below are explanations from the Company's Management about each item to be subject to resolution at the Meeting, for the exercise of informed voting.

1. Election of the members of the Board of Directors to complete the 2023-2025 term of office

Clarifications

Companhia Paranaense de Energia - Copel received letters through which Mr. Jorge Eduardo Martins Moraes, elected by multiple vote, and Ms. Maria Carmen Westerlund Montera, elected by separate vote of the preferred shareholders, communicated their resignation as members of the Company's Board of Directors.

Pursuant to Article 150 of Federal Law no. 6,404/1976 and Article 20 of the Company's Bylaws, on July 10, 2023, Copel's Board of Directors - CAD, at its 232nd Extraordinary Meeting, decided to appoint Mr. Jacildo Lara Martins and Mr. Geraldo Corrêa de Lyra Junior as members of the Board of Directors of the Company, as indicated by the shareholder BNDES Participações S.A. - BNDESPAR, who will serve until the first Extraordinary General Meeting held after their investiture.

Considering that, at the 68th Annual General Meeting - AGM, of April 28, 2023, 6 of the 9 members of Copel's Board of Directors were elected through the multiple voting system (one of them being Mr. Jorge Eduardo Martins Moraes, who resigned from office, in accordance with article 141 of Federal Law no. 6404, of 12.15.1976), it is necessary to re-elect all members of the Board of Directors elected by multiple vote to compose the Board and complete their terms, except Mr. Fausto Augusto de Souza, representative of the employees, and Ms. Lúcia Maria Martins Casasanta, elected by separate vote by minority shareholders holding common shares.

Copel’s Board of Directors is a decision-making body, composed of 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

The Board of Directors has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of Brasil Bolsa Balcão - [B]³, and in compliance with article 114 of the Company’s Bylaws.

Vacancies and voting rights

Copel’s Board of Directors is composed of 9 (nine) members and the board vacancies, due to the end of term of office, are filled as follows:

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a)  one is appointed by the Company’s employees as established in State Law no. 8,096/85, regulated by the Decree no. 6,343/85 and by the State Law no. 8,681/87. For this vacancy, at the 68th AGM, on April 28th, 2023, Mr. Fausto Augusto de Souza was elected to serve until April 2025;

b)  one is appointed by minority shareholders who hold common shares, if they are not entitled to a greater number by the multiple vote process. The election is held separately (the controlling shareholders are not entitled to vote, only minority shareholders holding common shares having voting rights). The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit. For this vacancy, at the 68th AGM, on April 28th, 2023, Ms. Lucia Maria Martins Casasanta was elected to serve until April 2025;

c)  one is appointed by the holders of preferred shares that meet the percentages and requirements foreseen in article 141, §§ 4 and 5 of Federal Law no. 6,404/1976. The election is separate (controlling shareholders may not vote, only minority shareholders holding preferred shares having voting rights), and the candidate who obtains the highest percentage representation of the Company's capital stock is considered elected, with no minimum limit; For this vacancy, at the 68th AGM, on April 28th, 2023, Ms. Maria Carmen Westerlund Montera was elected, who submitted a letter of resignation; and

d)  the remaining members are elelcted by the holders of common shares participanting in the General Meeting. For these vacancies, at the 68th AGM, on April 28th, 2023, the following were elected: (i) Marcel Martins Malczewski, (ii) Carlos Biedermann, (iii) Fernando Tadeu Perez, (iv) Marco Antônio Barbosa Cândido, (v) Marco Antonio Bologna e (vi) Jorge Eduardo Martins Moraes.

In compliance with Federal Law No. 6404/1976, the members referred to in items c) and d) will be elected at this AGM, with Mr. Fausto Augusto de Souza (whose vacancy description corresponds to item a) above) and Ms. Lucia Maria Martins Casasanta (whose vacancy description corresponds to item b) above) remaining in office.

We note that, pursuant to article 3 of CVM Resolution No. 70/2022 and article 141, paragraph 1, of Law No. 6,404/1976, the minimum percentage of interest in the voting capital of the Company, necessary to request the adoption of multiple voting for the election of a member of the Board of Directors, is 5% (five percent) and its request must be made by the shareholders within 48 (forty-eight) hours before the Meeting.

According to the Company's Bylaws, Art. 17, §1º, whenever cumulatively, the election of the Board of Directors takes place by the multiple voting system and the holders of common or preferred shares exercise the right to elect a director, the State of Paraná will be assured the right to elect a director in a number equal to those elected by the other shareholders and by the employees, plus 01 (one), regardless of the number of directors established in the Bylaws

In order for the separate election of preferred shareholders to take place, it is necessary that the shareholders who participate in it hold, in an uninterrupted manner, during the period of at least 3 (three) months immediately prior to the holding of the Meeting, preferred shares representing 10% (ten percent) of the capital stock (article 141, paragraphs 4 and 6 of Federal Law no. 6,404/1976).

If the minority and/or preferred shareholders do not exercise their right to elect one (1) member to the Board of Directors, the majority shareholder shall appoint a name to fill the remaining vacancy(ies), whose election shall comply with the corporate rite and applicable legislation.

Nomination

In view of the above, it was proposed by BNDES Participações S.A. - BNDESPAR to compose the Collegiate, to complete the 2023-2025 term, the following names:

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•	Geraldo Corrêa de Lyra Junior as a member of the Board of Directors of Copel (Holding), to fill the vacancy described in sub-item c, due to the resignation of Maria Carmen Westerlund Montera; and
•	Jacildo Lara Martins as a member of the Board of Directors of Copel (Holding), to fill the vacancy described in sub-item d, due to the resignation of Jorge Eduardo Martins Moraes.

The compliance of the nominees was verified by the Company through a background check and by the Nomination and Evaluation Committee - NEC, which recorded, in its 75th Meeting, of July 05, 2023, that the nominations of Geraldo Corrêa de Lyra Junior and Jacildo Lara Martins are in compliance with the provisions to the law, the Company's Bylaws and other regulations in force.

In addition, the Company's Controlling Shareholder proposed, pursuant to letter OF CEE/G 576/23, dated July 07, 2023, the following names to complete the 2023-2025 term of office:

- Carlos Biedermann;

- Fernando Tadeu Perez;

- Marcel Martins Malczewski (Chairman);

- Marco Antônio Barbosa Cândido (Executive Secretary); and

- Marco Antonio Bologna.

The compliance of the nominees was verified by the Company through a background check and by the Nomination and Evaluation Committee - NEC, which recorded, in its 64th Meeting, held on March 23, 2023, in items 24 to 26, and in its 67th Meeting, held on April 05, 2023, item 2, that all nominations for the Board of Directors contained in this Manual are in compliance with the provisions of Federal Laws 6404/1976 and 13303/2016, the Company's Bylaws and other regulations in force.

By minority shareholders holding preferred shares:

As the law does not establish the obligation to submit proposals of names for election in advance, shareholders may indicate, at the Extraordinary General Meeting - EGM, their candidates during the consideration of the matter, if they have the right to do so, according to the criteria specified above.

Any request for inclusion of candidates in the Distance Voting Bulletin of the EGM must be submitted to the Company by July 16, 2023, by means of a written request sent to the Investor Relations Officer, to the electronic address acionistas@copel.com, as provided for in CVM Resolution no. 81/2022, observing the requirements provided for in the same instruction and in items 7.3 to 7.6 of the Company's Reference Form.

Compliance

Pursuant to paragraph 8 of article 17 of the Company's Bylaws, the nominations to the Board of Directors must comply with the requirements and prohibitions imposed by Federal Laws no. 6,404/1976 and 13,303/2016, by the policy and internal rule for the nomination of members of statutory bodies, in addition to meeting the following parameters: I. have at least three (03) independent directors, and this number shall in any event equal or exceed twenty-five percent (25%) of the total number of members of the body. Such directors must be expressly declared as independent in the minutes of the General Meeting that elects them, in accordance with the definition in B3's Level 2 Corporate Governance Regulation and with the provisions of Federal Law no. 13,303/2016, and the director(s) elected by means of the option provided for in article

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141, paragraphs 4 and 5, and article 239, both of Federal Law no. 6,404/1976 and subsequent amendments, shall also be considered independent; II. when, as a result of compliance with the percentage referred to in the above paragraph, the result is a fractional number of board members, the number will be rounded off in accordance with the Level 2 Corporate Governance Regulations of B3; III. have between three (03) and five (05) board members, including those mentioned in item I, who meet, cumulatively, the conditions set forth in Federal Law no. 13,303/2016, to compose the Statutory Audit Committee, depending on its composition according to Article 51, § 2 of these Bylaws; and IV. at least one (01) of the directors mentioned in this § 8 must have recognized experience in matters of corporate accounting to integrate the Statutory Audit Committee provided for in these Bylaws.

The nominees must prove the requirements and the absence of prohibitions for the performance of the position, according to the applicable legislation, besides the additional requirements established in NPC 0315 - Nomination Policy and NAC 030311 - Nomination Standard for Members of Statutory Bodies, by filling out the Registration Form.

For this purpose, the following documents will be required at the time of the candidacy, including those who qualify on the day of the Meeting:

EDUCATIONAL BACKGROUND

•      Copy of higher education degree certificate (both sides);

•      Copy of post-graduate degree certificate (both sides), if applicable; and

•      Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•      Document of appointment and removal from office if any;

•      Declaration of office or employment, if applicable;

•      Copy of employment record book (with current position), if applicable;

•      Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and

•      Other documents that provide proof of professional experience.

OTHER

•      Copy of identity card, containing picture, general registry (RG), tax-payer registry (CPF) numbers and of the Voter's Registration Card;

•      Proof or address with name of appointee and current address, no more than 90 (ninety) days old;

•      Registration Form duly filled and signed by appointee.

The compliance of the nominee will be verified by the Company through an integrity diligence (background check).

Voting rights

On this item of the agenda, holders of common and preferred shares are entitled to vote.

Annexes

Annex I - Items 7.3 to 7.6 of CVM’s Reference Form

Annex II - Summary of the Nomination and Evaluation Committee resolutions on the nomination of the employees to the Board of Directors

Approvals

This matter was considered by the Nomination and Evaluation Committee - NEC at its 75th Meeting on July 05, 2023 and by the Board of Directors at its 232nd Extraordinary Meeting on July 10, 2023.

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2. Resolution on the compliance of the elected members of the Board of Directors with the independence criteria established in CVM Resolution no. 80, of March 29, 2022

Annex K to CVM Resolution no. 80 of March 29, 2022, in its article 7, determines that "the characterization of the appointed person to the Board of Directors as an independent member must be resolved by the General Meeting".

Observing the provisions of this Resolution, the Company's Board of Directors - CAD, in a prior analysis, decided, in its 232nd Extraordinary Meeting, of July 10, 2023, that the nominations of Marcel Martins Malczewski, Marco Antônio Barbosa Cândido, Carlos Biedermann, Fernando Tadeu Perez, Marco Antonio Bologna, Jacildo Lara Martins and Geraldo Corrêa de Lyra Junior, to complete the 2023-2025 term of office, meet the independence criteria, pursuant to art. 140, § 2, of Law no. 6,404/1976, of art. 22 of Law no. 13,303/2016 and of Annex K to CVM Resolution no. 80/2022, being in a position to be forwarded for resolution at the General Shareholders' Meeting.

At that same Board of Directors meeting, it was noted that (i) the nominees submitted the information related to items 7.3 to 7.6 of the Company's Reference Form, which, among other information, includes the nominee's declaration that he/she meets the regulatory criteria of independence, and (ii) the Company carried out the nominees' Background Check process.

Thus, it is proposed to the shareholders to express an opinion in order to deliberate on the classification of the members of the Board of Directors elected herein.

Voting rights

On this item of the agenda, only holders of common shares are entitled to vote.

3. Election of the members of the Supervisory Board to complete the 2023-2025 term of office

The Company has a permanent Supervisory Board, with collegiate and individual performance, with the powers and duties set forth in Federal Laws no. 6,404/1976 and 13,303/2016 and other applicable legal provisions. It is composed of 05 (five) titular members and an equal number of substitutes, elected in a General Meeting with a unified mandate of 02 (two) years, as of the date of their election, with a maximum of 02 (two) consecutive reelections allowed. Its main duties are to inspect the acts of the managers, examine and issue an opinion on the Financial Statements and report its conclusions to the Company's shareholders.

It should be noted that, if Copel is transformed into a Corporation (a company with dispersed capital and no controlling shareholder) until the EGM that will decide on this matter, the Bylaws approved by the General Meeting of July 10, 2023, which provides for the Supervisory Board composed of 3 (three) full members and 3 (three) alternate members, will be in force. However, it was decided in the minutes of that AGM:

“To state that, with the Transformation into Corporation, the provisions of the Law of State-Owned Companies cease to apply, so that the current members of the Supervisory Board will hold office until the first ordinary general meeting held after the Transformation into Corporation, under the terms of article 161, paragraph 5, of the Corporation Law, the body remaining with 5 (five) full members and their respective alternates until that date.”

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In accordance with Federal Law no. 6,404/1976 (Brazilian Corporate Law), all members of the Supervisory Board must sign a declaration that they are not guilty of any of the crimes provided by law that prevent them from exercising commercial activity. They should also sign the Term of Office and the Terms of Adherence to the Policies for Disclosure of Relevant Information and Preservation of Confidentiality and Trading with Securities Issued by Copel, established by CVM Resolution no. 44/2021, by which they undertake to comply with the rules contained therein.

Vacancies and voting rights

Copel’s Supervisory Committee comprises five sitting members and an equal number of alternates, with re-election authorized, as follows:

a)  one member and his respective alternate appointed by the minority holders of common shares - the election is carried out separately (controlling shareholders may not vote, and only the minority holders of common shares are entitled to vote). The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit. For these vacancies, Marco Aurelio Santos Cardoso was elected as member at the 68th AGM, on April 28, 2023, and Alexandre Machado de Souza, as respective alternate;

b)  one member and his respective alternate appointed by the holders of preferred shares – the election is carried out separately (controlling shareholders may not vote, and only the holders of preferred shares are entitled to vote). The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit. For these vacancies, Victor Pina Dias was elected as member at the 68th AGM, on April 28, 2023, and Marcos Aurélio do Nascimento de Lima as respective alternate; and

c)  the remaining members and respective alternates will be appointed and elelcted by the holders of common shares participanting in the General Meeting, including the majority shareholder. For these vacancies, Demetrius Nichele Macei, Harry Françóia Júnior and José Paulo da Silva Filho were elected as members at the 68th AGM, on April 28, 2023, and Roberto Zaninelli Covelo Tizon, Otamir Cesar Martins and Verônica Peixoto Coelho, as respective alternates.

Nomination

On July 03, 2023, Companhia Paranaense de Energia - Copel received letters through which Mr. Victor Pina Dias and Mr. Marco Aurelio Santos Cardoso communicated their resignation from the position of members of the Company's Supervisory Board.

Considering the existence of vacancies in the Supervisory Board, to compose the Board and complete the term of office, BNDES Participações S.A. - BNDESPAR proposed the following names:

•	Osmar Ribeiro de Almeida Junior - as member of the Supervisory Board, to fill the vacancy described in sub-item a), due to the resignation of Mr. Marco Aurelio Santos Cardoso (Mr. Alexandre Machado de Souza remaining in office as an alternate member); and
•	Juliana Picoli Agatte - as member of the Supervisory Board, to fill the vacancy described in sub-item b), due to the resignation of Mr. Victor Pina Dias (Mr. Marcos Aurélio do Nascimento de Lima remaining in office as an alternate member).

The compliance of the nominees was verified by the Company through a background check and by the Nomination and Evaluation Committee - NEC, which recorded, in its 76th Meeting, of July 07, 2023, that the nominations of Osmar Ribeiro de Almeida Junior and Juliana Picoli Agatte are in compliance with the precepts of current legislation and regulations.

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Full member and alternate member appointed by non-controlling shareholders:

As the law does not establish the obligation to submit proposals for names for election in advance, shareholders may indicate, at the General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified above.

Any request for inclusion of candidates in the Distance Voting Bulletin of the Extraordinary General Meeting - AGE, must be submitted to the Company by July 16, 2023, by means of a written request sent to the Investor Relations Officer, to the electronic address acionistas@copel.com, as provided for in CVM Resolution no. 81/2022, observing the requirements provided for in the same instruction and in items 7.3 to 7.6 of the Company's Reference Form.

Compliance

In accordance with article 68 of the Company’s Bylaws, appointments for the Supervisory Board must comply with the requirements and prohibitions provided for by Federal Law no. 6,404/1976.

Appointees must provide proof of fulfilment of the requirements and the absence of impediments to holding office, in compliance with the applicable law, besides additional requirements set forth in NPC 0315 - Appointment Policy and NAC 030311 - Nomination of Members of Statutory Bodies by filling the Registration Form.

For this reason, when submitting a candidacy, including those announced on the day of the EGM, the following documents must presented:

EDUCATIONAL BACKGROUND

•      Copy of higher education degree certificate (both sides);

•      Copy of post-graduate degree certificate (both sides), if applicable; and

•      Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•      Document of appointment and removal from office if any;

•      Declaration of office or employment, if applicable;

•      Copy of employment record book (with current position), if applicable;

•      Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and

•      Other documents that provide proof of professional experience.

OTHER

•      Copy of identity card, containing picture, general registry (RG), tax-payer registry (CPF) numbers and of the Voter's Registration Card;

•      Proof or address with name of appointee and current address, no more than 90 (ninety) days old;

•      Registration Form duly filled and signed by appointee.

The compliance of the nominee will be verified by the Company through an integrity diligence (background check).

Annexes

Annex I - Items 7.3 to 7.6 of CVM’s Reference Form

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Annex III - Summary of the Nomination and Evaluation Committee resolutions on the nominations to the Supervisory Board

Voting rights

On this item of the agenda, holders of common and preferred shares are entitled to vote.

Approvals

This matter was considered by the Nomination and Evaluation Committee - NEC at its 76th Meeting on July 07, 2023.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 11, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.